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                              August 12, 2021

       E. Joseph Grady
       Chief Financial Officer and Chief Accounting Officer
       CONTANGO OIL & GAS CO
       717 Texas Ave., Suite 2900
       Houston, Texas 77002

                                                        Re: CONTANGO OIL & GAS
CO
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 10,
2021
                                                            File No. 001-16317

       Dear Mr. Grady:

              We have reviewed your August 5, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our July 27,
       2021 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Exhibit Number 99.1 Report of William M. Cobb & Associates, Inc., page
80

   1. We have read your response to prior comment 12 and note the revised reserve report prepared by William M.
Cobb has removed the references to Exhibit A and Exhibit B but retained the
description of these items which are not provided within the reserve report or within your 10-K
disclosure. Please obtain and submit a revised reserve report which includes this
information or remove these references.
       Exhibit Number 99.2 Report of W.D. Von Gonten and Company, page 80

   2. We have read your response to prior comment 8 and note we are unable to find the revised disclosure or the
reason why a revision is not needed. We are reissuing our original comment, "Disclosure of
the "Reporting Requirements" provided on page 2 references the
 E. Joseph Grady
CONTANGO OIL & GAS CO
August 12, 2021
Page 2
         SPE PRMS and Rule 4-10 of Regulation S-X but appears to indicate that the estimated proved reserves shown in the report were prepared in conformance with the SPE definitions. Furthermore, the disclosure refers to regulations and standards under Item 102 of Regulation S-K and the Financial Accounting Standards Board (FASB) Statement No.
         69 which have been updated pursuant to the Modernization of Oil and Gas
         Reporting; Final Rule. Please obtain and submitt a revised reserve report which resolves these inconsistencies or tell us why a revision is not needed."
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 if you have questions regarding the engineering comments. Please contact Brad Skinner, Office Chief, at
(202) 551-3489 with any other questions.



FirstName LastNameE. Joseph Grady                             Sincerely,
Comapany NameCONTANGO OIL & GAS CO
                                                              Division of
Corporation Finance
August 12, 2021 Page 2                                        Office of Energy
& Transportation
FirstName LastName